Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

Seven Networks, Inc.:

We consent to the use of our report dated March 18, 2004 with respect to the consolidated balance sheets of Seven Networks, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2003, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 18, 2004 contains an explanatory paragraph that states the Company’s consolidated balance sheet as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for the years ended December 31, 2002 and 2001, have been restated.

/s/    KPMG LLP

Mountain View, California

May 7, 2004